EXECUTIVE EMPLOYMENT AGREEMENT

	THIS AGREEMENT is made and entered into this _____ day of __________, 2001, by and between Cycle Country Accessories
Corporation, an Iowa Corporation, (hereinafter referred to as the "Corporation") and Ronald Hickman of Estherville, Iowa, (hereinafter referred to as the "Executive").
	WHEREAS the Executive has been an employee of the Corporation since 1995 as an officer and general manager of the Corporation.
	WHEREAS, the Corporation desires to assure themselves the services of the Executive in an executive capacity for an additional sixty (60) months on the terms and conditions set forth herein; and
	WHEREAS, the Executive is agreeable to continue in an executive capacity for said sixty (60) months and is willing to accept and undertake such employment.
	NOW, THEREFORE, IN CONSIDERATION OF THE PROMISES AND MUTUAL COVENANTS HEREIN SET FORTH, THE CORPORATION AND THE EXECUTIVE AGREE AS
FOLLOWS:
        1. EMPLOYMENT. The Corporation agrees to and does hereby employ the Executive and the Executive agrees to and does hereby accept employment by the Corporation, in the capacity of President, and member of the Board of Directors, for a period of sixty (60) months commencing the _____ day of ____________, 2001 to the ____ day of ______________, 2007.


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        2.   SCOPE OF SERVICES.  The Executive shall serve as President and a member of the Board of Directors of the Corporation.  As such, the Executive shall be in full charge of the operations of the Corporation or Corporation's business affairs, subject to the directions of the chairman of the Board of Directors and/or the Corporation's chief executive officer, and also subject at all times to the control of the Board of Directors.
        3. FULL-TIME SERVICES. The Executive agrees that during the term of his employment he will (subject to the provisions of Section 6 hereof), devote substantially all of his time and energies, during business hours, to the supervision, management, and conduct of the business affairs of the Corporation. The Executive will faithfully and to the best of his ability, discharge his duties hereunder to the furtherance of the interests of the Corporation. The Executive will not accept other gainful employment, become or remain an officer or director in any other Corporation, except with the consent of the
Board of Directors of the Corporation.
        4. PLACE OF EMPLOYMENT. The Executive will perform his services hereunder at the principal office of the Corporation, which is presently located at: 2188 Highway 86, Milford, Iowa, or at such other locations as directed by the Corporation.
        5.   COMPENSATION.   For all services to be rendered
hereunder by the Executive, the Corporation will pay the Executive

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(1) basic current compensation; (2) bonus compensation; and (3) fringe benefits, as hereinafter set forth.
        A.  Basic Current Compensation.   The Executive shall (except
        as otherwise provided in Section 6 hereof) receive, during the term of employment, basic current compensation at the rate of $150,000.00 per annum. Said amount shall be payable in equal weekly installments. In the event the Executive's employment is terminated by death, as provided in Section 7 hereof, the Corporation will continue to pay the Executive or his designee, or the executor of his estate, the basic current compensation for a period of six (6) months from the end of the month in which such death occurs. Said amounts shall be payable weekly.
        B. Bonus Compensation. In addition to the basic current compensation provided above, the Executive shall receive bonus compensation which will be three percent (3%) of the net income before taxes of the Corporation. Such bonus compensation shall be payable within thirty (30) days of the original due date of the Corporation's federal income tax return.
        C.  Fringe Benefits.
           (1) HEALTH INSURANCE. The Executive shall receive full health insurance benefits, including family coverage.

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           (2)     MOTOR VEHICLE.  The Corporation  shall supply the
                   Executive with a motor vehicle suitable for use as an executive vehicle. The Corporation shall further reimburse the Executive for all reasonable expenses, including fuel, repairs, and insurance, etc.
           (3) SICK PAY AND HOLIDAYS. The Executive shall receive sick pay and holidays as are in effect for all other employees.
           (4)     VACATION.  The Executive shall receive a minimum
                   of three (3) weeks paid vacation per year.
           (5)     CONTINUING EDUCATION.  The Executive will receive,
                   and the Corporation shall provide, all expenses incurred towards his continuing education as a certified public accountant to the extent of forty (40) hours of continuing education per year.
     6. DISABILITY. In the event that the Executive should become disabled or incapacitated by illness or otherwise, for a continuous period of not less than six (6) months, during which time he shall be unable to perform the duties required of him under this Agreement, the Board of Directors of the Corporation, acting in good faith, may terminate the employment of the Executive hereunder. Said termination shall be made by giving thirty (30) days written notice of such termination of the Executive. No such right of termination

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may be exercised, in the absence of written consent of the Executive, unless a qualified independent physician shall have certified that the Executive is (1) permanently disabled or (2) incapable of resuming substantially full-time performance of his duties, under the Agreement, for a period of at least six (6) months after his initial disability. Said independent physician shall be selected by the Corporation and approved by the Executive. If the Executive is unable to give such approval, such physician shall be approved by an adult member of his family. In the event of termination of the Executive's employment pursuant to this Section, the Executive shall cease to be entitled to receive the Basic Current Compensation; but shall be entitled to receive $2,885.00 per week from the effective date of the termination of employment for a period of six (6) months. In addition, the Executive shall be entitled to receive any bonuses declared under the provisions of Section 5C hereof for the year in which the termination occurs. The bonuses shall be prorated to reflect the percentage of the year that the Executive was employed.
     EXAMPLE:
     Executive's bonus (based on calculation in Section 5C) Termination Date in sixth month of that year.
     Executive's Bonus reduced by 50 percent.
     7. DEATH. In the event of the death of the Executive, all compensation shall terminate at the expiration of the month of his death, except as provided in Section 5B and except as to any bonus to

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which the Executive might become entitled.  Said bonus will be calculated as provided in Section 6 hereof, and said bonus amount shall be paid to the Executive's Executor or designee.
     8. TERMINATION OF EMPLOYMENT AGREEMENT. In the event that the Executive shall wish to voluntarily terminate this Agreement, he shall give 180 days written notice to the Corporation of his intent to terminate this Agreement. At the time of said termination, all compensation which the Executive is receiving pursuant to this Agreement shall cease, except for any bonuses declared in the 2nd to 5th year, under the provisions of Section 5C hereof for the year in which the termination occurs. The bonuses shall be prorated to reflect the percentage of the year that the Executive was employed. Should the Executive terminate during the first year of his employment under this Agreement, he shall forfeit any bonus compensation which he was entitled to under Section 5B.
     9. DISCHARGE FOR CAUSE. The Board of Directors of the Corporation may discharge the Executive, before the expiration of a contractual term of employment, for such negligence or misconduct, either by omission or commission by the Executive, as shall constitute as a matter of law a breach of the Executive's obligations hereunder.
     10. INVENTIONS. The Executive agrees, that so long as he is employed hereunder, any and all inventions, whether patentable or not, developed by him during the period of employment and pertaining to the general lines of the products of the Corporation, or any of the other involved corporations, shall be the sole property of said Corporation. The Executive shall not be entitled to any additional compensation on account of such inventions.

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     11.     COVENANT NOT TO COMPETE.  Executive agrees that he will
not compete with the Corporation, directly or indirectly, as an officer, principal, stockholder, agent, employee or otherwise, either alone or in association with other persons, firms or corporations, in any place within or without the United States of America, regarding the production, manufacture, sale or distribution of any products similar to those produced, manufactured, sold or distributed by the Corporation, except with the prior written consent of the Corporation. This Agreement shall cover any period of time during which he is receiving or is entitled to receive compensation hereunder, and also a period of two (2) years thereafter. The Executive further agrees, that during such periods, he will not disclose to any other person or business entity any trade secrets or other confidential information as to the Corporation.
     12. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the personal representatives and successors in interest of the Executive, the personal representatives and successors in interest of the Corporation.

CORPORATION:				Cycle Country Accessories Corporation

                                                By:_________________________

                                                Title:______________________


EXECUTIVE:                                      ____________________________
                                                Ronald Hickman




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